[FCX Letterhead]

September 20, 2007

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549-0405 Attention: Mellissa Campbell Duru
Re:	Freeport-McMoRan Copper & Gold Inc.
Definitive 14A Filed June 5, 2007
File No. 1-11307-01

Ladies and Gentlemen:

On August 21, 2007, we received a letter from the Commission’s staff with respect to the above-captioned report, which letter requested that we respond to the staff’s comments by September 21, 2007, or notify the staff by that date when we would provide our response.  We submit this letter to respectfully notify you that we will be responding to the comments received no later than Friday, October 12, 2007.

Please contact me at (504) 582-8412 if you have any questions or comments.

Sincerely,
/s/ Douglas N. Currault II
  Douglas N. Currault II
  Secretary